Finnegan Shepard

CEO and founder of Both&.

United States

Contact

www.linkedin.com/in/finnegan-shepard-b7a0581a4 (LinkedIn)

Top Skills

Writing

Consulting

Entrepreneurship

Languages

Spanish (Limited Working)

Latin (Limited Working)

Greek, Ancient (to 1453) (Professional Working)

Certifications

Creativity: Methods to Design Better Products and Services

Design Thinking: The Beginner's Guide

Become a UX designer from scratch

How to Create a UX portfolio

Honors-Awards

Summa cum laude

Publications

Reclaiming the millennial narrative

Corrective

Call no man happy until he is dead but only lucky

The Gallery

It's All About Aly part 4

Summary

Trans writer and entrepreneur. Currently building Both&, a brand that's developing an entirely new fit and sizing system for the exploding transmasucline and nonbinary communities.

On the side, I'm a published fiction writer and classicist who runs an etymology newsletter. Looking to bring more talented hungry folks into the Both& family.

Experience

Both& Apparel

CEO & Founder

July 2020 - Present (2 years 4 months)

Self Employed

Strategist

September 2015 - June 2021 (5 years 10 months)

New York, New York, United States

Clients have included The Cor, Clixo, Dailed, the-artery nyc, Rescreat, Breed, Fluidity, A Solomon Recruits, and artists Alison Chernick and Ronen Sharabani.

The University of New Mexico

English Teacher

September 2018 - June 2019 (10 months)

Education

University of Cambridge

Master of Philosophy - MPhil, Ancient Philosophy · (2016 - 2017)

Sarah Lawrence College

Bachelor's degree, Writing, philosophy, literature · (2011 - 2015)